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                                   EXHIBIT 2
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                                 NEWS FROM TAB
   TAB PRODUCTS CO., 1400 PAGE MILL RD., PALO ALTO, CA 94304 (415) 852-2400

FOR IMMEDIATE RELEASE                    CONTACT:   John W. Peth
                                                    Acting President & CEO
                                                    415-852-2495

                                TAB PRODUCTS CO.
                       ADOPTS STOCKHOLDERS' RIGHTS PLAN


    PALO ALTO, CA, October 25, 1996 -- Tab Products Co. (AMEX:TBP) announced today that its Board of Directors had adopted a Preferred Stock Purchase Rights Plan designed to enable all TAB stockholders to realize the full value of their investment and to provide for fair and equal treatment for all TAB stockholders in the event that an unsolicited attempt is made to acquire TAB. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of TAB without paying all stockholders full and fair value.

    Under the plan, stockholders will receive one Right to purchase one one-hundreth of a share of a new series of Preferred Stock for each outstanding share of TAB Common Stock held of record at the close of business on November 6, 1996.

    The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundreth of a share of the new Preferred
Stock at $35.00 per Right, when someone acquires 15 percent or more of TAB's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. Each one one-hundreth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring 15 percent, the Rights can be redeemed for $0.001 each by action of the Board. Under certain circumstances, if someone acquires 15 percent or more of the Common Stock, the Rights permit the holders to purchase TAB Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount. Rights held by the acquiror will become null and void in both cases.